                                                                  Exhibit 99.4




                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1999

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS


                               TABLE OF CONTENTS




                                                                                                          Page
                                                                                                          ----


   Consolidated Balance Sheets as of September 30, 1999 and December 31, 1998..........................        2

   Consolidated Statements of Operations for the three and nine months ended
         September 30, 1999 and September 30, 1998.....................................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the nine months
         ended September 30, 1999......................................................................        4

   Consolidated Statements of Cash Flows for the nine months ended September 30,
         1999 and September 30, 1998...................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
==============================================================================



                                                                           September 30,      December 31,
                                                                               1999               1998
                                                                         ------------------ ------------------
ASSETS
Current assets:
  Cash and cash equivalents........................................        $    1,297          $   2,722
  Accounts receivable - trade......................................             2,351                650
  Inventories......................................................            20,306             10,342
  Other current assets.............................................               483              2,928
                                                                           ----------            -------
     Total current assets..........................................            24,437             16,642

Property, plant and equipment, at cost, less
      accumulated depreciation of $4,982 and $2,959................           107,747             77,286
Other                                                                           3,084              5,782
                                                                            ---------            -------
     Total assets..................................................          $135,268           $ 99,710
                                                                              =======             ======

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Credit facilities and current portion of notes payable.........           $  32,744           $ 20,005
  Accounts payable - trade.......................................              20,769             10,415
  Due to affiliates..............................................                 394             51,533
  Accrued taxes..................................................               2,758              7,658
  Accrued interest...............................................                 525                228
  Other accrued liabilities......................................               2,325              3,628
                                                                            ---------            -------
     Total current liabilities...................................              59,515             93,467

Long-term portion of notes payable...............................              15,148             19,652
Deferred gain....................................................               5,133             20,392
Participating loan...............................................              36,470             31,991
Other liabilities................................................                 950              4,252

Commitments and contingencies....................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares
     authorized, issued and outstanding..........................                 701                701
  Additional paid-in-capital.....................................             103,097             17,104
  Deficit........................................................             (85,746)           (87,849)
                                                                             --------             ------
     Total stockholder's equity (deficit)........................              18,052            (70,044)
                                                                             --------             ------

     Total liabilities and stockholder's equity (deficit)........            $135,268           $ 99,710
                                                                              =======             ======


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
==============================================================================



                                                                 Three Months Ended              Nine Months Ended
                                                            -------------- --------------- --------------- ---------------
                                                              Sept. 30,      Sept. 30,       Sept. 30,       Sept. 30,
                                                                1999            1998            1999            1998
                                                            -------------- --------------- --------------- ---------------
Net sales*............................................          $27,255        $22,549         $64,944         $69,553
Cost of sales*........................................           19,433         15,854          50,304          50,186
                                                                 ------         ------          ------          ------

Gross profit..........................................            7,822          6,695          14,640          19,367
Operating, selling, administrative and
       general expenses...............................            4,054          4,518          10,169           9,716
                                                                -------        -------          ------         -------

Operating income......................................            3,768          2,177           4,471           9,651

Other income (expense):
   Interest expense...................................           (8,745)        (2,824)        (15,596)         (8,912)
   Recognition of deferred gain on sale of assets.....                                           8,478
   (Loss) gain on foreign currency exchange...........             (868)           243           1,743             328
   Amortization of goodwill...........................                                                          (1,054)
   Other, net.........................................               77                           (112)              4
                                                              ---------    -----------        --------      ----------

(Loss) income before income taxes.....................           (5,768)          (404)         (1,016)             17
Benefit for income taxes..............................           (4,529)        (2,447)         (3,119)         (1,136)
                                                                -------        -------         -------         -------

Net (loss) income.....................................         $ (1,239)      $  2,043        $  2,103        $  1,153
                                                                =======        =======         ========        =======




* Net sales and cost of sales include excise taxes of $2,128, $3,355, $4,724 and $11,224, respectively.




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
==============================================================================



                                                            Common Stock               Additional
                                                        -----------------------          Paid-in
                                                        Shares           Amount          Capital        Deficit         Total
                                                        ------           ------          -------        -------         -----

Balance, December 31, 1998....................           701,000           $701          $17,104        $(87,849)     $(70,044)

Net income....................................                                                             2,103          2,103

Capital contribution..........................                                             74,080                        74,080

Effect of New Valley recapitalization.........                                             11,913                        11,913
                                                         -------         ------            ------        -------         ------

Balance, September 30, 1999...................           701,000           $701          $103,097       $(85,746)      $ 18,052
                                                         =======         ======           =======        =======        =======




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)
==============================================================================



                                                          Nine Months Ended
                                                 -------------------------------------
                                                    September 30,       September 30,
                                                         1999               1998
                                                 ------------------ ------------------

Net cash provided by operating activities ..........      $ 23,971       $  8,666
                                                          --------       --------

Cash flows from investing activities:
      Capital expenditures .........................       (35,915)       (16,107)
                                                          --------       --------
Net cash used in investing activities ..............       (35,915)       (16,107)
                                                          --------       --------

Cash flows from financing activities:
      Proceeds from debt ...........................                       17,612
      Repayments of debt ...........................        (2,088)       (10,715)
      Borrowings under credit facility .............        22,224
      Repayments under credit facility .............        (8,716)
      Proceeds from participating loan .............                       25,000
      Capital contributions ........................                        9,000
      Repayment of intercompany debt ...............                      (30,218)
      Distributions paid to parent .................                       (1,275)
                                                          --------       --------
Net cash provided by financing activities ..........        11,420          9,404
                                                          --------       --------

Effect of exchange rate changes on cash
        and cash equivalents .......................          (901)           557
                                                          --------       --------

Net (decrease) increase in cash and cash equivalents        (1,425)         2,520

Cash and cash equivalents, beginning of period .....         2,722            968
                                                          --------       --------
Cash and cash equivalents, end of period ...........      $  1,297       $  3,488
                                                          ========       ========



                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



1.       PRINCIPLES OF REPORTING

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco"), a Delaware limited liability company. Western Tobacco holds the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat which recently completed construction of a new cigarette factory.

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         RISKS AND UNCERTAINTIES:

         During 1998, the Russian Federation entered a period of economic instability which has continued in 1999. The impact includes, but is not limited to, a steep decline in prices of domestic debt and equity securities, a severe devaluation of the currency, a moratorium on foreign debt repayments, an increasing rate of inflation and increasing rates on government and corporate borrowings. The return to economic stability is dependent to a large extent on the effectiveness of the fiscal measures taken by government and other actions beyond the control of companies operating in the Russian Federation. The Company's operations may be significantly affected by these factors for the foreseeable future.

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         RECLASSIFICATIONS:

         Certain amounts in the 1998 consolidated financial statements have been reclassified to conform to the 1999 presentation.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                  (UNAUDITED)

2.       LIQUIDITY

         At September 30, 1999, the Company had net capital of $18,052 and a working capital deficiency of $35,078. Factory management is currently using credit facilities totaling approximately $26,964. Availability under these facilities is $2,500. In connection with the move to the new factory in June 1999, Liggett-Ducat began the manufacture and marketing of western style cigarettes. On August 31, 1999, Brooke and BGLS cancelled notes and interest thereon which amounted to $74,080. This amount is recorded as a capital contribution in the consolidated statement of stockholder's equity. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard.


3.       SALE OF BROOKEMIL

         In connection with the sale by the Company of the common shares of BrookeMil Ltd. ("BML") to New Valley Corporation ("New Valley") in 1997, a portion of the gain was deferred in recognition of the fact that the Company's parent, BGLS, retained an interest in BML through its then 42% equity ownership of New Valley and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which was used by Liggett-Ducat for its cigarette factory operation) was subject to a put option held by New Valley. The option expired when Liggett-Ducat ceased factory operations at the site in March 1999. The Company recognized that portion of the deferred gain, $8,478, in March 1999.

         As of June 1, 1999, New Valley became a consolidated subsidiary of Brooke. The deferred gain remaining related to the sale of BML, $11,913, was reclassified as a contribution to capital.


4.       INVENTORIES

         Inventories consist of:

                                                  September 30,        December 31,
                                                       1999                1998
                                                ------------------- -------------------

        Leaf tobacco.............................  $  5,772            $  3,086
        Other raw materials......................     7,180               2,888
        Work-in-process..........................       244                 173
        Finished goods...........................     5,485               3,215
        Replacement parts and supplies...........     1,625                 980
                                                    -------            --------
                                                    $20,306             $10,342
                                                     ======              ======

          At December 31, 1998, replacement parts and supplies are shown net of a provision for obsolescence of $545.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                  (UNAUDITED)

         During the nine months ended September 30, 1999, Liggett-Ducat exchanged $2,120 of cigarettes for the equivalent value in tobacco, other materials and services as compared to $2,859 for the same period in 1998. Sales and purchases were priced at what management believes are normal sales prices for cigarettes and the normal market price for tobacco, other materials and services.

         At September 30, 1999, the Company had leaf tobacco purchase commitments of approximately $30,770.


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                        September 30,          December 31,
                                                             1999                  1998
                                                     --------------------- ---------------------

       Buildings................................          $  45,288
       Factory machinery and equipment..........             58,053               $10,589
       Computers and software...................                736                   466
       Office furniture and equipment...........                797                   470
       Vehicles.................................              2,806                 1,767
       Construction-in-progress.................              5,049                66,953
                                                          ---------                ------
                                                            112,729                80,245
       Less accumulated depreciation............             (4,982)               (2,959)
                                                          ---------               -------
                                                           $107,747               $77,286
                                                            =======                ======

         Liggett-Ducat completed construction of a new cigarette factory on the outskirts of Moscow and began production in June 1999. Production at Liggett-Ducat's old factory ceased in March 1999. At September 30, 1999, the remaining liability under the construction contracts is $1,980 and the remaining liability under equipment purchase agreements is $23,428.


6.       NOTES PAYABLE, CREDIT FACILITIES AND PARTICIPATING LOAN

         Notes payable and credit facilities consist of the following:

                                                         September 30,          December 31,
                                                              1999                  1998
                                                      --------------------- ---------------------

        Notes payable............................            $23,428               $28,057
        Credit facilities........................             24,464                11,600
                                                              ------                ------

        Total notes payable and credit
          facilities.............................             47,892                39,657
        Less:
        Current maturities.......................             32,744                20,005
                                                              ------                ------
        Amount due after one year................            $15,148               $19,652
                                                              ======                ======

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                  (UNAUDITED)

         At September 30, 1999, Liggett-Ducat had various credit facilities under which approximately $24,464 was outstanding. Facilities denominated in dollars amount to $17,000, of which $14,500 has been utilized, bear interest at rates of 20% to 25% and expire within the next twelve months. The remaining facilities, denominated in rubles (approximately $9,964 at the September 30, 1999 exchange rate), have terms of six to twelve months with interest rates of 50% to 63%. The facilities are collateralized by factory equipment and tobacco inventory.

         On November 1, 1999, Liggett-Ducat entered into an agreement with a Russian bank for a revolving credit facility, for $14,500 denominated in dollars bearing interest at 13% collateralized by the new factory building and $3,000 denominated in rubles bearing interest at 40% collateralized by certain new equipment. The credit facility will be used to repay existing credit lines.

         Western Tobacco has entered into several contracts for the purchase of cigarette manufacturing equipment. Approximately 85% of the contracts are being financed with promissory notes generally over a period of 5 years. The outstanding balance on these notes, which are denominated in various European currencies, is $22,046 at September 30, 1999. The Company also has issued a promissory note for $1,382 due March 31, 2000 covering deposits for equipment being purchased for the factory.

         On July 29, 1998, the Company borrowed $3,000, subsequently reduced to $2,034, from an unaffiliated third party with interest at 14% per annum. The remaining principal of the note and accrued interest on the loan of $1,950 was paid on August 2, 1999.

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P. organized Western Realty Development LLC ("Western Realty Ducat") to make real estate and other investments in Russia. Through September 30, 1999, Western Realty Ducat had made a $30,000 participating loan to Western Tobacco with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan bears no fixed interest and is payable only out of 30% of distributions made by Western Tobacco to the Company. After the prior payment of debt service on loans to finance the construction of the new factory, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of the Company. In addition, Western Realty Ducat is entitled to receive a 15% cumulative annual rate of return on amounts advanced under the participating loan agreement under certain circumstances in the event of sale or refinancing of Western Tobacco or the new factory. For the three and nine months ended September 30, 1999, the net effect of these preference requirements is recorded as interest expense of $4,218 and $4,479.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                  (UNAUDITED)

7.       INCOME TAXES

         For the nine months ended September 30, 1999 and 1998, the tax (benefit) provision of $(3,119) and $(1,136), respectively, consisted of income tax expense (benefit) pursuant to Russian statutory requirements of $702 and $(1,136), respectively, and U.S. income tax benefit of $3,821 and $0 in accordance with the Company's tax sharing agreement with Brooke.


8.       CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who held approximately 41.8% of the BGLS Notes then outstanding. The Apollo Holders (and any transferees) agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to collateralize the BGLS Notes held by the Apollo Holders (and any transferees).




                                       10